# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LSB Industries, Inc., CIK 0000060714
CUSIP: 502160104
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma (OK), 73116
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0001744269
Persons authorized to receive notices and communications: Todd L. Boehly, 701 Brickell Avenue, Suite 860, Miami, Florida (FL), 33131, 1-800-224-6469

## Reporting persons
- Todd L. Boehly (CIK 0001744269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,417,768; shared voting power 0; sole dispositive power 10,417,768; shared dispositive power 0; aggregate amount beneficially owned 10,417,768 (14.5% of the class)
  Comment: Relating to Items 7, 9 and 11 of this page: Represents 10,374,334 shares of common stock, par value $0.10 per share (the "Common Stock"), of LSB Industries, Inc., a Delaware corporation (the "Issuer"), directly held by TLB-LSB, LLC, of which Todd L. Boehly is the sole member, and 43,434 shares of Common Stock directly held by a limited liability company over which Todd L. Boehly may be deemed to have investment control. Each of Todd L. Boehly and TLB-LSB, LLC disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.
  
  Relating to Item 13 of this page: Calculated based on 71,846,842 shares of Common Stock of the Issuer outstanding as of February 20, 2026, as disclosed in the Issuer's Form 10-K filed on February 26, 2026 with the Securities and Exchange Commission (the "SEC").
- TLB-LSB, LLC (CIK 0002000541): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,374,334; shared voting power 0; sole dispositive power 10,374,334; shared dispositive power 0; aggregate amount beneficially owned 10,374,334 (14.4% of the class)
  Comment: Relating to Item 13 of this page: Calculated based on 71,846,842 shares of Common Stock of the Issuer outstanding as of February 20, 2026, as disclosed in the Issuer's Form 10-K filed on February 26, 2026 with the SEC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: LSB Industries, Inc.
Address of issuer's principal executive offices: 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma (OK), 73116
Comment: Explanatory Note: This statement on Schedule 13D represents Amendment No. 3 to the Schedule 13D (the "Original Schedule 13D") originally filed with the SEC on August 16, 2022 and amended by Amendment No. 1 to the Schedule 13D (the "Amendment No. 1"), filed with the SEC on November 10, 2022, and Amendment No. 2 to the Schedule 13D (the "Amendment No. 1"), filed with the SEC on November 14, 2023. Each of the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 include a separate definition for the term "Reporting Person" or "Reporting Persons." For the avoidance of doubt, for each of these filings, the specific definition of "Reporting Person" or "Reporting Persons" in each particular filing should be applied to that filing in particular.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Todd L. Boehly ("TLB") and TLB-LSB, LLC, a Delaware limited liability company ("TLB-LSB" and, together with TLB, the "Reporting Persons"). The Sole Member of TLB-LSB is TLB.
Residence or business address: The address of the principal business and principal office of the Reporting Persons is 701 Brickell Avenue, Suite 860, Miami, Florida 33131.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship:
TLB - United States of America
TLB-LSB, LLC - Delaware, United States of America

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based upon the Issuer's Form 10-K filed on February 26, 2026 with the SEC, there were 71,846,842 shares of Common Stock outstanding as of February 20, 2026. TLB-LSB beneficially owns 10,374,334 shares of Common Stock and a limited liability company over which TLB may be deemed to have investment control owns 43,434 shares of Common Stock, which together represents approximately 14.5% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Effective March 26, 2026, TLB-LSB sold 4,889,159 shares of Common Stock at a price of $14.85 per share of Common Stock, resulting in a total of 10,374,334 shares of Common Stock being held by TLB-LSB and 43,434 shares of Common Stock being held by a limited liability company over which TLB may be deemed to have investment control.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Agreement regarding joint filing of Schedule 13D

## Signatures
- Todd L. Boehly: /s/ Todd L. Boehly, Todd L. Boehly (03/30/2026)
- TLB-LSB, LLC: /s/ Todd L. Boehly, Todd L. Boehly/Sole Member (03/30/2026)